UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RTW, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

74974R 20 6

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74974R 20 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John W. Prosser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization i. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 420,092

	6.	Shared Voting Power

	7.	Sole Dispositive Power 420,092

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 382,592

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer
	(b)	Address of Issuer’s Principal Executive Offices

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship
	(d)	Title of Class of Securities
	(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2003, Mr. Prosser holds 379,259 shares of the Issuer’s common stock and options exercisable within 60 days of December 31, 2003 to purchase an additional 3,333 shares.  Mr. Prosser is a trustee of the Polly Jane Wolner Children’s Trust, which owns 31,725 shares, and the Polly J. Wolner 1994 Irrevocable Trust, which owns 5, 775 shares at December 31, 2003.  Mr. Prosser disclaims beneficial ownership of the shares owned by the Trust.

(b)

Percent of class:

Based on 5,122,000 shares of the Issuer’s Common Stock outstanding as of December 31, 2003, and including all 420,092 shares that could be deemed to be beneficially owned by Mr. Prosser or which he has the power to vote, Mr. Prosser’s beneficial ownership would be 8.2%.

(c) Number of shares as to which the person has: Power to Vote of Dispose of Shares Mr. Prosser has the power to vote or dispose of the shares as follows:
(i) Sole power to vote or to direct the vote 420,092 (includes options exercisable within 60 days of December 31, 2003 to purchase 3,333 shares).
(ii) Shared power to vote or to direct the vote none
(iii) Sole power to dispose or to direct the disposition of 420,092 (includes options exercisable within 60 days of December 31, 2003 to purchase 3,333 shares).
(iv) Shared power to dispose or to direct the disposition of none

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Item 8.	Identification and Classification of Members of the Group

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2004
Date
/s/ John W. Prosser
Signature
John W. Prosser
Name/Title